UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 28, 2012: Euroseas Ltd. Announces New Acquisition for its Joint Venture Euromar LLC.

Exhibit 1

Euroseas Ltd. Announces New Acquisition for its Joint Venture Euromar LLC

Maroussi, Athens, Greece - March 28, 2012 - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers, containerships and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that its joint venture, Euromar LLC (“Euromar”), signed a memorandum of agreement to purchase the M/V Cap Norte , a gearless containership of 41,850 dwt and 3,091 teu built in 2007 in Poland. M/V Cap Norte comes with a 3-year time charter at about $17,500 per day to a first class charterer. M/V Cap Norte, to be renamed EM Kea,  is expected to be delivered not later than June 16, 2012.

Aristides Pittas, Chairman and CEO of Euroseas, commented: "We are very pleased to announce Euromar’s 10th acquisition which this time comes with a three year time charter attached to it at a level which will significantly enhance our cashflows. Euromar will continue looking for opportunities in both the container and drybulk space as we feel that the level of the prices that we have currently reached will eventually provide superior returns to Euroseas and Euromar’s shareholders.”

As of March 28, 2012 Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC until’ Feb-14 + 1 Year Charterer’s Option	$11,200 +50/50 Profit Share, $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC’Till Apr-12 TC’Till Feb-13	$14,950 $10,300
MONICA P	Handymax	46,667		1998	TC’Till Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING (EX-Tasman Trader)	1	22,568	950	1990	TC ‘til Mar-12 TC ‘til Mar-13	$9,000 $8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till June-12 + 9 Months in Charterers Option	$6,000 $9,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC till May-12	$6,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-12 Thereafter TC ‘til Mar-13	$8,500 $7,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Open
MARINOS	Handy size	23,596	1,599	1993	TC ‘til May-12	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-12	$7,000
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘ til Jun-12	$11,200
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 As of March 19, 2012, Euromar’s fleet profile is as follows:

Name	Containership Type	Dwt	TEU	Year Built
CAP NORTE (to be renamed EM KEA)*	Intermediate	41,850	3,091	2007
EM ASTORIA	Intermediate	35,600	2,778	2004
CMA CGM TELOPEA	Intermediate	37,180	2,785	2007
MAERSK NAIROBI	Intermediate	34,654	2,556	2001
EM ATHENS	Intermediate	32,350	2,506	2000
EM CHIOS	Intermediate	32,350	2,506	2000
EM ANDROS	Intermediate	33,216	2,450	2003
MOL VOLTA (to be renamed EM ITHAKI) **	Intermediate	28,917	2,135	1999
EM SPETSES	Handy Size	23,400	1,736	2007
EM HYDRA	Handy Size	23,400	1,736	2005
Total	10	322,917	24,279

 (*)   EM KEA is expected to be delivered before 16th June 2012

(**) EM ITHAKI is expected to be delivered before 20th May 2012

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

About Euromar LLC

Euromar LLC, formed on March 25, 2010, is a joint venture of Euroseas with companies  managed by Eton Park Capital Management (“Eton Park”) and Rhône Capital (“Rhône”), two recognized private investment firms to form Euromar LLC, a Marshall Islands limited liability company. Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Pursuant to the terms of the Joint Venture, Euroseas would invest up to $25.0 million for a 14.28% interest in the Joint Venture, while Eton Park and Rhône would each invest up to $75.0 million for a 42.86% interest each in the Joint Venture, for a total of $175.0 million. Euroseas has contributed $15.0 million of its $25.0 million commitment to-date.

Forward - Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact

Tasos Aslidis

Chief Financial Officer

Euroseas Ltd.

11 Canterbury Lane,

Watchung, NJ 07069

Tel. (908) 301-9091

E-mail: aha@euroseas.gr

Investor Relations / Financial Media

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  March 28, 2012

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President